Exhibit 4.4

English translation

AMENDING AGREEMENT No. 1

The City of Moscow	December 05, 2012

SBERBANK OF RUSSIA (company name in Russian: ) (the “Lender”), represented by Fedor V. Sapronov, Managing Director and Director of the Lending and Project Financing Group of the Major Clients Department of Sberbank of Russia, acting by virtue of the Lender’s Charter and under Power of Attorney No. 881D dated August 10, 2012, on the one hand; and

SOUTHERN KUZBASS COAL COMPANY OAO (OAO “Southern Kuzbass”) (company name in Russian: ) (the “Borrower”), represented by Boris G. Nikishichev, Director General of Mechel Mining Management Company OOO, a limited liability company organized and existing under the laws of the Russian Federation (full company name in Russian: ; abbreviated company name in Russian: OOO ), registered under number (OGRN) 1085410004811, having its registered office at 1 Krasnoarmeyskaya Str., Moscow 125993, Russia (address in Russian: 125993, 1), acting as the sole executive body of Southern Kuzbass Coal Company OAO under the agreement on delegation of the sole executive body’s powers and authority of Southern Kuzbass Coal Company OAO to Mechel Mining Management Company OOO dated November 1, 2009 by and by virtue of the Articles of Association of Mechel Mining Management Company OOO and of the Articles of Association of the Borrower, on the other hand;

the Lender and the Borrower being hereinafter collectively referred to as the “Parties” and, each individually, as a “Party”;

have entered into this amending agreement (the “Amending Agreement”) to the Non-Revolving Loan Facility Agreement No. 5593 dated October 9, 2012 (the “Loan Agreement”) as follows:

1.	AMENDMENTS TO THE LOAN AGREEMENT

1.1	In Clause 1.1 of the Loan Agreement the Commitment Period shall be defined as the period “starting from October 9, 2012 and ending on March 31, 2013 (both dated included)”.

1.2	To add the following provisions to Clause 2 of the Loan Agreement, which shall apply to the Parties’ relations in connection with the five billion Russian Rubles (RUR 5,000,000,000) tranche (the “First Tranche”) to be made available to the Borrower under the Loan Agreement as part of the non-revolving loan facility:

“2.10. The Borrower has diligently and thoroughly assessed whether the execution of this Agreement would be acceptable and desirable for the Borrower, subject to the Borrower’s stated objectives and expectations, financial condition, operational resources and other circumstances, and fully understands the nature and the terms of this Agreement.

2.11. The Borrower acknowledges and accepts all potential risks and effects as may arise out of or in connection with the execution or performance of this Agreement.

2.12. The Borrower acknowledges and agrees that:

2.12.1. Provision of the loan on the terms described in Clause 3.4 hereof allows the Borrower to obtain the loan interest rate mentioned in Clause 4.1 below;

2.12.2. Had the loan been provided by the Lender without regard to the terms described in Clause 3.4 hereof, the loan interest rate offered by the Lender to the Borrower would have been higher than that which is mentioned in Clause 4.1 below;

2.12.3. By taking out the loan on the terms as described in Clause 3.4 hereof, the Borrower incurs certain currency, interest rate and other risks, and the Borrower understands and accepts all such risks. Furthermore, the Borrower understands, anticipates and accepts as an acceptable risk the risk of change (including material change) in circumstances (business risk) involving a change (including by a significant number of basis points) in the U.S. dollar to Russian ruble exchange rate as may occur for any reason whatsoever (including, but not limited to, any change in the government trade, fiscal or monetary policy, a change in currency controls or in the condition of financial markets or relevant industries, political, social or economic instability, or any other reason) and which may result in a change in the Borrower’s payment obligations (including, without limitation, the need to repay the loan or to pay interest in U.S. dollars);

2.12.4. No change in circumstances as described in Clause 2.12.3 above may serve as the reason for the Borrower to request amendment or termination of this Agreement or any instrument related hereto in accordance with Article 451 of the Russian Civil Code or any other Russian law or statute;

2.12.5. The Lender is capable to extend the loan to the Borrower on the terms described in Clauses 3.4 and 4.1 hereof solely on the condition of the Lender hedging of or mitigating the associated risks. Accordingly, on the date of the loan disbursement, the Lender will choose at its own discretion a counterparty on the financial derivatives market and enter with such party into a cross-currency swap transaction (“Swap Transaction”), which would be by nature a derivative financial instrument;

2.12.6. The Lender will enter into the Swap Transaction solely with a view to hedge/minimize the risks arising out of the Lender’s decision to extend the loan to the Borrower on the terms of this Agreement, and the Lender would not have entered into the Swap Transaction if it had not provided the loan to the Borrower hereunder;

2.12.7. When negotiating the terms of and concluding the Swap Transaction, the Lender will be relying on due and proper performance by the Borrower hereunder as the Lender intends to use the proceeds of the Borrower payments hereunder to discharge the Lender’s obligations under the Swap Transaction;

2.12.8. Due to the reasons described in Clauses 2.12.5-2.12.7 above, if the Lender elects to accelerate repayment of the loan and payment of interest, penalties and other fees and charges (as applicable) under Clause 7.1.7 hereof, the Lender would be obliged (regardless of whether or not the Threshold (as defined below) has been reached) to either terminate the Swap Transaction or to enter into a transaction (or a series of transactions) allowing the Lender to duly and properly perform its obligations under the Swap Transaction after the Lender accelerates repayment of the loan and payment of interest, penalties and other fees and charges (as applicable) under Clause 7.1.7 hereof (“Termination of the Hedging Arrangements”);

2.12.9. The Lender will enter into the Swap Transaction on the following material terms and conditions:

a) Subject to paragraph (e) of this Clause 2.12.9, the Lender shall be obliged, on the loan interest payment dates as determined under Clause 4.2 hereof or on the corresponding next following dates, to pay to the other party to the Swap Transaction amounts to be calculated at the rate of ten percent (10%) per annum of the amount, which is originally equal to one hundred sixty-two million three hundred thirty-seven thousand six hundred sixty-two 34/100 U.S. dollars (US$162,337,662.34), but which will thereafter be decreased on the loan repayment dates, as those are determined in Clause 6.1 hereof, by the amounts mentioned in paragraph (b) of this Clause 2.12.9;

b) Subject to paragraph (e) of this Clause 2.12.9, the Lender shall be obliged, on the loan repayment dates as determined under Clause 6.1 hereof or on the corresponding next following dates, to make payments to the other party to the Swap Transaction in the amount of twenty million two hundred ninety-two thousand two hundred and seven 79/100 U.S. dollars (US$20,292,207.79);

c) Subject to paragraph (e) of this Clause 2.12.9, the other party to the Swap Transaction shall be obliged, on the loan interest payment dates as determined under Clause 4.2 hereof or on the corresponding next following dates, to pay to the Lender amounts to be calculated at the rate of ten point five percent (10.5%) per annum of the amount, which is originally equal to five billion 00/100 Russian rubles (RUR 5,000,000,000.00), but which will thereafter be decreased on the loan repayment dates, as those are determined in Clause 6.1 hereof, by the amounts mentioned in paragraph (d) of this Clause 2.12.9;

d) Subject to paragraph (e) of this Clause 2.12.9, the other party to the Swap Transaction shall be obliged, on the loan repayment dates, as those are determined in Clause 6.1 hereof, or on the corresponding next following dates, to make payments to the Lender in the amount of six hundred twenty-five million Russian rubles (RUR 625,000,000);

e) The first date when a Swap Transaction party would have to perform its corresponding obligations under paragraphs (a)-(d) of this Clause 2.12.9 will be the corresponding loan repayment date, as determined in Clause 6.1 hereof, or the corresponding loan interest payment date, as determined in Clause 4.2 hereof (or, in each case, the corresponding next following date), which would next follow the date when the Russian ruble to U.S. dollar exchange rate, expressed as an amount of Russian rubles per one U.S. dollar, for settlements on the next following business day, calculated by the Chicago Mercantile Exchange (“CME”) and published by the Emerging Markets Trade Association (“EMTA”) on Reuters’ EMTA page (or, where such page is unavailable, on another page maintained by Reuters or any other system publishing such information) at approximately 1:30 p.m. Moscow time on the date when the Russian ruble to U.S. dollar exchange rate is determined for the Swap Transaction purposes, reaches or exceeds the threshold of fifty (50) Russian rubles per one (1) U.S. dollar (the “Threshold”). Without prejudice to the above provisions of paragraph (e) of this Clause 2.12.9, if the Russian ruble to U.S. dollar exchange rate, expressed as an amount of Russian rubles per one U.S. dollar, for settlements on the next following business day, is not or has not been calculated by CME on the date when the Russian ruble to U.S. dollar exchange rate is to be determined for the Swap Transaction purposes, such rate shall be determined, based on all available information, by the Lender’s Swap Transaction counterparty acting in good faith and in a commercially reasonable manner;

f) The Swap Transaction term shall expire on October 6, 2017;

2.12.10. The Swap Transaction may include terms or conditions additional to those described in Clause 2.12.9 hereof, and the Lender may (but shall not be obliged to) notify the Borrower to that effect;

2.12.11. Any Swap Transaction terms, other than those described in Clause 2.12.9 hereof, may at any time be amended by the parties to the Swap Transaction, and the Lender may (but shall not be obliged to) notify the Borrower of such amendments;

2.12.12. In the event of a Borrower breach or default hereunder, the Borrower may become liable, as it is required by Clause 10.4 below, to compensate the Lender for losses, including any costs due to the need on the part of the Lender to proceed with Termination of the Hedging Arrangements, as it is envisaged by Clause 2.12.8 hereof, subject to the Lender serving the Borrower with an early repayment request requiring the Borrower to accelerate repayment of the loan and payment of interest, penalties, fees or other charges (as applicable) under Clause 7.1.7 hereof. Accordingly, the Borrower assumes the risk of compensating the Lender for significant losses.”

1.3	To add to the second paragraph of Clause 3.2 of the Loan Agreement the following provisions:

“Where delivering a loan disbursement request to the Lender, the Borrower shall indicate in such request whether it relates to a tranche to be made available to the Borrower pursuant to the Non-Revolving Loan Facility Agreement in the amount of five billion Russian Rubles (RUR 5,000,000,000) (the “First Tranche”) or to a

tranche to be made available to the Borrower pursuant to the Non-Revolving Loan Facility Agreement in the amount of one billion five hundred million Russian Rubles (RUR 1,500,000,000) (the “Second Tranche”).”

1.4	To restate the first paragraph of Clause 3.3 of the Loan Agreement as follows:

“The Second Tranche shall be disbursed after:”

1.5	To restate Clause 3.4 of the Loan Agreement as follows:

“3.4. The Second Tranche shall be disbursed if:

3.4.1. The loan security agreement mentioned in Clause 9.1.1 - 9.1.3 hereof are duly executed in accordance with the existing requirements of the Russian legal system;

3.4.2. The Borrower and the guarantors specified in Clause 9.1.1 - 9.1.3 hereof execute with the Lender agreements authorizing the Lender to directly debit the accounts maintained by the Borrower and the guarantors specified in Clause 9.1.1 - 9.1.3 with the Lender and listed in Schedule 2 hereto by way of recovery of any amounts as may come overdue hereunder;

3.4.3. The Borrower pays the loan facility fee due to the Lender hereunder;

3.4.4. The Lender and the Borrower execute a novation agreement (the “Novation Agreement”);

3.4.5. The security under the Novation Agreement is duly perfected as a guarantee provided by the guarantors specified in Clause 9.1.1 - 9.1.3 hereof, in accordance with the existing Russian legal requirements;

3.4.6. The Borrower and the guarantors specified in Clause 9.1.1 - 9.1.3 hereof execute with the Lender agreements authorizing the Lender to directly debit the accounts maintained by the Borrower and the guarantors specified in Clause 9.1.1 - 9.1.3 with the Lender and listed in Schedule 2 hereto by way of recovery of any amounts as may come overdue under the Novation Agreement.”

1.6	Clauses 3.4-3.5 of the Loan Agreement shall be deemed to be Clauses 3.5-3.6 of the Loan Agreement, respectively.

1.7	In Clause 4.5 of the Loan Agreement the words “up to December 31, 2012” shall be replaced with the words “up to March 31, 2013”.

1.8	To restate Clause 3.6 of the Loan Agreement as follows:

“The loan disbursed hereunder shall be accounted for on separate loan accounts to be opened by the Lender for the First Tranche and the Second Tranche.”

1.9	In the second paragraph of Clause 4.1 of the Loan Agreement, after the words “loan interest” add the words “for the Second Tranche”.

1.10	To add the following provisions to Clause 4.1 of the Loan Agreement [(after the table showing the ratio between the sales proceeds deposited into the accounts maintained by the Borrower and other Mechel Mining Group companies with the Lender and the loan remaining outstanding hereunder as of the accounting period end date, which is to be used to determine the floating interest rate for the Second Tranche)]:

“The Borrower agrees to pay loan interest for the First Tranche to the Lender on the terms as set out below:

•	For the period starting from (but excluding) the date of disbursement of the loan up to (and including) December 31, 2012 at the rate of ten point five (10.5) percent per annum;

•	For the period starting from January 1, 2013 and ending on the loan’s full and final repayment date specified in Clause 1.1 hereof (both dates included), at a floating interest rate which will be determined depending on the ratio between the sales proceeds generated by domestic and foreign markets contracts/agreements and deposited in the last Accounting Period into the accounts which are specified in Schedule 2 hereto and which are maintained by the Borrower and other Mechel Mining Group companies with the Lender and the loan remaining outstanding hereunder as of the Accounting Period end date, as shown in the table below:

Ratio between the sales proceeds deposited into the accounts maintained by the Borrower and other Mechel Mining Group companies with the Lender and the loan remaining outstanding hereunder as of the accounting period end date, in percent

Annual interest rate

Thirty-seven point five percent (37.5%) or more	Ten point five percent (10.5%)

Less than thirty-seven point five percent (37.5%)	Eleven point five percent (11.5%)

1.11	To restate the second paragraph of Clause 4.4 of the Loan Agreement as follows:

“With respect to the First Tranche, the commitment fee shall incur for the period starting from (but excluding) the commitment period start date specified in Clause 1.1 hereof and up to and including the Commitment Period End Date (inclusively). With respect to the Second Tranche, the commitment fee shall incur for the period starting from (but excluding) the commitment period start date specified in Clause 1.1 hereof and up to and including the Commitment Period End Date or the date (both inclusively) of full and final repayment of the loan occurring before the Commitment Period End Date, subject to the loan facility having been utilized in full.”.

1.12.	Clause 6.2 of the Loan Agreement shall not apply to those relations as may exist between the Parties in connection with the First Tranche, and the Borrower shall not be entitled to repay early the First Tranche other than under Clause 7.1.7 hereof.

1.13.	The provisions of the first paragraph of Clause 10.2 of the Loan Agreement governing the prepayment fee shall not apply to those relations as may exist between the Parties in connection with the First Tranche.

1.14.	To add to Clause 10 of the Loan Agreement the following provisions which shall apply to those relations as may exist between the Parties in connection with the First Tranche:

“10.4. The Borrower agrees to indemnify the Lender for any losses as may be incurred by the Lender as the result of a Borrower breach or default hereunder (including, without limitation, losses in the form of costs incurred due to the need on the part of the Lender to proceed with Termination of the Hedging Arrangements as its is envisaged by Clause 2.12.8 hereof (regardless, inter alia, of whether or not the Threshold has been reached), subject to the Lender serving the Borrower with a notice requesting the Borrower to accelerate repayment of the loan principal and payment of the loan interest, penalties or other charges (as applicable) in accordance with the requirements of Clause 7.1.7 hereof), no later than on the next business day after the Borrower receives from the Lender the corresponding request to compensate for losses.

10.5. The costs arising due to the need on the part of the Lender to proceed with Termination of the Hedging Arrangements as it is envisaged by Clauses 2.12.8 and 10.4 hereof shall be determined by the Lender as the costs of the replacement transaction to be executed on the financial derivatives market. Depending on the manner in which the Lender proceeds with Termination of the Hedging Arrangements, the costs of a replacement transaction executed on the financial derivatives market shall include:

a) The costs that the Lender would have to compensate to the other party to the Swap Transaction and that would be incurred by such other party as the result of the execution thereby, on or about the date of termination of the Swap Transaction, of a transaction on terms similar to those described in Clause 2.12.9 hereof, allowing the other party to the Swap Transaction to receive the economic benefit that it would have obtained if the Swap Transaction had not been terminated by the Lender; or

b) The costs that would be incurred by the Lender in connection with the execution of a transaction (or a series of transactions) allowing to secure proper performance by the Lender under the Swap Transaction following delivery by the Lender of the notice requesting the Borrower to accelerate repayment of the loan principal and payment of the loan interest, penalties and other charges (as applicable) under Clause 7.1.7 hereof.”

1.15.	In Schedule 2 to the Loan Agreement, in the section heading “Accounts with respect to which the parties are to execute agreements providing the Lender with direct debit authority to recover payment amounts overdue under this Agreement”, after the words “under this Agreement” add the words “/ Novation Agreement (as applicable)”.

1.16.	The provisions of Clause 4.5, paragraph 6) of Clause 5.6, Clauses 5.9-5.12, the third paragraph of Clause 6.1, and Clauses 7.1.1-7.1.2 and 8.1 of the Loan Agreement shall not apply to those relations as may exist between the Parties in connection with the First Tranche.

2.	MISCELLANEOUS

2.1	Unless it is expressly provided for by the Loan Agreement and/or this Amending Agreement (including, without limitation, by Clauses 1.2, 1.12-1.14 and 1.15 hereof) that a provision applies to those relations as may exist between the Parties in connection with the First Tranche or in connection with the Second Tranche (as defined in Clause 1.3 hereof for the purposes of the Loan Agreement), the terms of the Loan Agreement shall apply to the relations between the Parties as may exist both in connection with the First Tranche and in connection with the Second Tranche.

2.2	Each of the Borrower representations and warranties set out in Clause 2 of the Loan Agreement shall be deemed repeated by the Borrower as of the date of execution of this Amending Agreement.

2.3	This Amending Agreement is made in two counterparts having equal legal force, one for the Lender and one for the Borrower.

2.4	This Amending Agreement shall take effect as of the date it is executed by both Parties.

PARTIES’ SIGNATURES

LENDER	BORROWER

Managing Director, Director of the Lending and Project Financing Group of the Corporate Financing Department Sberbank of Russia	General Director of the management company – Mechel Mining Management Company OOO

/s/ F.V. Sapronov	/s/ B.G. Nikishichev

/seal/:	/seal/: